SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Rule 13d - 102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c)
            AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 2)*


                             World Heart Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    980905103
                                 (CUSIP Number)

                                October 31, 2003
             (Date of Event which Requires Filing of this Statement)


Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Amaranth L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  1,942,000

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  1,942,000

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,942,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.87%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  1,942,000

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  1,942,000

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,942,000

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  1.87%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement is filed with respect to the Common Stock (the "Common Stock") of World Heart Corporation (the "Issuer") beneficially owned by the Reporting Persons specified herein as of November 12, 2003, and amends and supplements the Schedule 13G dated January 13, 2003, as previously amended on April 16, 2003, filed by the Reporting Persons (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

Item 2(a).                 Name of Persons Filing:

     The  names of the  persons  filing  this  statement  on  Schedule  13G are:
Amaranth L.L.C., a Delaware limited liability company ("Amaranth"), and Nicholas
M. Maounis ("Maounis")(together, the "Reporting Persons").

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)       Amount beneficially owned:

                    The Reporting Persons beneficially own warrants exercisable for 1,942,000 shares of Common Stock.

          (b)       Percent of class:

                    Amaranth's and Maounis' beneficial ownership of 1,942,000 shares of Common Stock constitutes 1.87% of all of the outstanding shares of Common Stock.

          (c)       Number of shares as to which such person has:

                    (i)  Sole power to vote or to direct the vote

                    Each of Amaranth and Maounis has the sole power to vote or direct the vote of 1,942,000 shares of Common Stock.

                    (ii)  Shared power to vote or to direct the vote

                    Not applicable.

                    (iii)  Sole power to dispose or to direct the disposition of

                    Each of Amaranth and Maounis has the sole power to dispose or direct the disposition of 1,942,000 shares of Common Stock.

                    (iv) Shared power to dispose or to direct the disposition of

                    Not applicable.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company of Control Person.

         Amaranth beneficially owns the 1,942,000 shares of common stock through its subsidiary, Amaranth Fund L.P., a Bermuda limited partnership.

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:  November 12, 2003

          AMARANTH L.L.C.
          By: Amaranth Advisors L.L.C., as Managing Member


                   By: /s/ Nicholas M. Maounis
                       -----------------------
                           Nicholas M. Maounis,
                           President


          /s/ Nicholas M. Maounis
          -----------------------
              Nicholas M. Maounis